Exhibit 99.B(d)(9)

Lincoln Life & Annuity Company of New York

INDEXED ACCOUNTS RIDER

DUAL RATE PLUS INDEXED ACCOUNTS

Rider Date: December 20, 2024

This Rider establishes a point-to-point index strategy for the Contract to which it is added. The provisions of this Rider are effective when a new Segment is established upon an allocation to or when a transfer is made to a Dual Rate Plus Indexed Account.

This Rider is made a part of the Contract to which it is attached and is effective on the Rider Date shown above. Except as stated in this Rider, it is subject to all provisions contained in the Contract. In case of any conflict between the provisions of the Contract and this Rider, the provisions of this Rider will control.

If another Indexed Accounts Rider is attached to the Contract, the provisions of that Indexed Accounts Rider shall govern the rules of the Segments established upon an allocation to or when a reallocation is made to an Indexed Account available under that Rider.

ALL CONTRACT VALUES PROVIDED BY THIS RIDER MAY INCREASE OR DECREASE IN VALUE AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT.

DEFINITIONS

All definitions found in the Contract are incorporated by reference and have the same meaning as they do in the Contract, including other riders, endorsements, or amendments.

Dual Rate is the percentage We will use, in part, to determine the Performance Rate when the Percentage Change in the Index Value on the End Date is positive, negative or zero, subject to the application of the Performance Cap. The Dual Rate is expressed as a positive percentage.

Dual Rate Plus Indexed Account is an account that We establish, subject to the terms of this Rider. Each Dual Rate Plus Indexed Account is established with an associated Index, Dual Rate and a Term.

Performance Cap is the maximum percentage We will use to determine the Performance Rate when the Percentage Change in the Index Value on the End Date is positive. The Performance Cap used during the Term is declared prior to the Start Date of each Segment and it may differ from the Performance Caps used for other Segments.

Segment(s) is a specific Indexed Account option established for the Owner under the Contract. A new Segment of a Dual Rate Plus Indexed Account is established upon an initial allocation or when a reallocation is made to that Dual Rate Plus Indexed Account. Each Segment in a particular Dual Rate Plus Indexed Account has a specific Start Date, End Date, Crediting Base, Performance Cap and Performance Rate.

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INTERIM VALUE

The Interim Value is the value that We establish for each Segment of a Dual Rate Plus Indexed Account on any Valuation Date following the Start Date and prior to the End Date of the Segment.

The Interim Value of a Segment is equal to the sum of (1) and (2), where:

(1)	is the value of the Fixed Income Asset Proxy of a Segment on the Valuation Date the Interim Value is calculated. It is determined for a Segment as:

C x [ 1 / (1 + F)D x (1 + F)D / (1 + G)D]

where:

C	is the Crediting Base of the Segment on the Valuation Date of the calculation.

D	is the total calendar days remaining in the Term divided by 365.

F	is the Discount Rate that applies to the Segment on the Start Date of the Segment. It is calculated on the Start Date as (1 - Derivative Asset Proxy per $1 of Crediting Base)-1/N - 1, where N = the number of Contract Years in the Term.

G	is the Discount Rate that applies to the Segment on the Valuation Date. It is calculated as F plus the change in the Reference Rate from the Start Date to the Valuation Date.

(2)	is the market value of the Derivative Asset Proxy, determined solely by Us, on the Valuation Date of the calculation.

The Fixed Income Asset Proxy is a hypothetical fixed income asset representing the investment in the Segment.

The Derivative Asset Proxy is determined assuming a package of derivative assets and/or other financial instruments, determined solely by Us, that replicates the Performance Rate on the End Date of the Segment. The value of the package of derivative assets and/or other financial instruments is determined on any Valuation Date that the Interim Value is calculated for a Segment.

The Discount Rate will apply on a uniform basis for a class of Owners in the same Segment and will be administered in a uniform and non-discriminatory manner. The Discount Rate F represents the book yield, and the Discount Rate G represents the market yield on the hypothetical fixed income asset based on the Reference Rate.

The Reference Rate is the sum of the U.S. Constant Maturity Treasury (CMT) yield plus a market observable spread of investment grade U.S. corporate bonds.

The tenor of the CMT is determined by the number of Contract Years remaining in the Segment on the Valuation Date. The number of Contract Years remaining is measured from the most recent Indexed Anniversary Date of the Segment, prior or equal to the Valuation Date, to the End Date of the Segment. If a CMT yield is not published for a time to maturity that matches the Contract Years remaining in the Segment, the yield will be interpolated between the yields for maturities that are published.

The bond spread is the option adjusted spread of the Bloomberg U.S. Corporate Investment Grade Bond Index. We publish this value for each calendar month as of the last business day of the prior calendar month as the LMVA Composite OAS Index under the fixed annuity section of www.lfg.com. Daily values are available publicly with a subscription or by contacting Us.

If We change these components or any of these components are no longer published, or are discontinued, We may substitute another suitable method for determining these components, subject to approval by the New York State Department of Financial Services.

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SEGMENT VALUE

SEGMENT ENDING VALUE. On the End Date, the Segment Ending Value of a Segment of a Dual Rate Plus Indexed Account is the amount equal to the sum of (A) and ((A) multiplied by (B)), where:

A	is the Crediting Base on the End Date; and

B	is the Performance Rate on the End Date.

CREDITING BASE DURING THE TERM. The Crediting Base on the Start Date of a Segment is equal to the initial amount allocated or reallocated to the Segment. Thereafter, at the end of each Valuation Date during the Term, the Crediting Base is reduced proportionately by the amount that a Withdrawal reduced the Segment’s Interim Value.

DETERMINING THE PERFORMANCE RATE ON THE END DATE. The Performance Rate is the specific Percentage Change in the Index Value between two points in time, the Start Date and the End Date, adjusted by the Dual Rate and Performance Cap.

The Percentage Change in the Index Value equals the percentage increase or decrease in the Index Value calculated by (A) divided by (B), where:

A	is the Index Value on the End Date minus the Index Value on the Start Date; and

B	is the Index Value on the Start Date.

The Performance Rate on the End Date, when the Percentage Change in the Index Value on the End Date is:

(a)	zero or positive and less than or equal to the Dual Rate is equal to the Dual Rate.

(b)	positive and greater than the Dual Rate, but less than the Performance Cap, is equal to the Percentage Change in the Index Value on the End Date.

(c)	positive and equal to or greater than the Performance Cap, is equal to the Performance Cap.

(d)	negative, is equal to the sum of the Percentage Change in the Index Value on the End Date and the Dual Rate.

RIDER CHARGE

There is no charge for this Rider.

TERMINATION OF THIS RIDER

This Rider will terminate on the earliest of the following event to occur:

(a)	the Annuity Commencement Date; or

(b)	the date the Contract to which this Rider is attached terminates.

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